Exhibit (a)(5)(A)

Energy Corporation of America Launches Offer to Exchange

Denver, CO February 13, 2013- Officials with Energy Corporation of America (the “Company”) announced today that the Company has commenced an offer to exchange (the “Offer”) approximately 4.1 million common units of ECA Marcellus Trust I (ECT), that it currently owns, for up to approximately 3.2 million Depositary Units of Eastern American Natural Gas Trust. A leading private exploration and production company, Energy Corporation of America is offering each holder of NGT Depositary Units a number of ECT Common Units valued at $22.55 for each NGT Depositary Unit tendered, representing a 7.6% premium to the approximately $20.95 that will be paid to NGT Depositary Unitholders following the liquidation of NGT.  The $20.95 consists of the value of the Treasury Obligation at maturity plus the per unit share of the proceeds attributable to the sale of the perpetual net profits interest.  NGT begins to liquidate and wind down on May 15, 2013.  The Offer will remain open until March 13, 2013 at 11:59 PM New York City time, unless extended.

NGT Depositary Unitholders participating in the Offer will receive ECT Common Units valued at a 7.6% premium to the estimated cash value of the distributions to be made to NGT Depositary Unitholders following liquidation and will acquire ECT Common Units thereby allowing such NGT Depositary Unitholders to continue the benefit of quarterly cash distributions as long as such holders continue to own ECT Common Units or until ECT terminates in 2030.

The final exchange ratio will be determined based on the volume weighted average trading prices of ECT Common Units for the 10-day period ending on the 18th business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period).

Upon the closing of trading on the New York Stock Exchange on the exchange ratio determination date, the Company will announce in a press release the final exchange ratio. At any time in which the Offer is open prior to such date, NGT Depositary Unitholders may contact D.F. King & Co., Inc., the information agent for the Offer, to inquire what the exchange ratio would be if determined as of that date.

NGT Depositary Unitholders may call D.F. King & Co., Inc. toll free at (800) 697-6975 or visit http: www.dfking.com/eca for additional details. NGT Depositary Unitholders are not required to exchange their NGT Depositary Units in the Offer.

About ECA Marcellus Trust I:

ECT is a Delaware statutory trust formed by the Company to own royalty interests in natural gas properties owned by the Company in the Marcellus Shale formation in Greene County, Pennsylvania, and is entitled to receive certain amounts of the proceeds attributable to The Company’s interest in the sale of production from the properties.

About Energy Corporation of America:

Energy Corporation of America is a long established Appalachian operator with over 4,400 producing wells, 5,000 miles of pipelines and has an aggregate leasehold position of more than 1,000,000 acres in the Appalachian Basin. The Company also operates in Texas, the

Northern Rocky Mountains and Australasia. Additional information is available at energycorporationofamerica.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities, including NGT Depositary Units. The Offer for NGT Depositary Units is being made only through a registration statement and related materials. In connection with the Offer, the Company and ECT filed a registration statement with the Securities and Exchange Commission on Form S-4 (File No. 333-185397) relating to the ECT Common Units to be issued to holders of NGT Depositary Units in the Offer.  Investors and security holders of NGT are advised to read these disclosure materials (including any amendments and other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents related to the Offer filed by the partnership with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents related to the Offer may also be obtained from the partnership upon request by contacting D.F. King & Co., Inc. toll free at (800) 697-6975.

Contact

Energy Corporation of America

Peter Rebstock, (303) 694-2667

Raymond James & Associates, Inc. is serving as dealer manager for the Offer.